SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          NATIONAL PROPERTY INVESTORS 6
                            (Name of Subject Company)

  MPF-NY 2005, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF SPECIAL FUND 8, LLC, MP FALCON GROWTH FUND 2, LLC, MP VALUE
   FUND 7, LLC, MPF FLAGSHIP 9, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MACKENZIE
                    PATTERSON FULLER, INC, and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $1,650,000                                             $247.50

* For purposes of calculating the filing fee only. Assumes the purchase of 30,000 Units at a purchase price equal to $55.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $247.50
         Form or Registration Number: SC TO
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: March 23, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of March 23, 2005 and amended May 2, 2005, May 9, 2005, and May 19, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF SPECIAL FUND 8, LLC, MP FALCON GROWTH FUND 2, LLC, MP VALUE FUND 7, LLC, MPF FLAGSHIP 9, LLC, MPF DEWAAY PREMIER FUND 2, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 30,000 Units of limited partnership interest (the "Units") in National Property Investors 6, a California limited partnership (the "Partnership"), the subject company, at a purchase price equal to $55.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 23, 2005 (the "Offer Date") and May 20, 2005 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 928 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 928 Units, or approximately 0.85% of the total outstanding Units. These Units were allocated among the Purchasers as follows: MP VALUE FUND 7, LLC, 835 Units and MPF-NY 2005, LLC, 93 Units.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2005

MPF-NY 2005, LLC
MORAGA GOLD, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF SPECIAL FUND 8, LLC
MP FALCON GROWTH FUND 2, LLC
MP VALUE FUND 7, LLC
MPF FLAGSHIP 9, LLC
MPF DEWAAY PREMIER 2, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold
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C.E. PATTERSON

/s/ C.E. Patterson
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